

July 3, 2014

Via E-mail
Mr. Michael Scarpa
Chief Financial Officer
The Children's Place, Inc.
500 Plaza Drive
Secaucus, NJ 07094

      Re: The Children's Place, Inc.
               Form 10-K for the Fiscal Year Ended February 1, 2014
               Filed March 20, 2014
               File No. 000-23071

Dear Mr. Scarpa:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

Item 8. Financial Statements and Supplementary Data, page 40
Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 53
Short-term Investments, page 53

1.   We note you purchased $15 million in short-term investments during the year ended February 2, 2013 and an addition $47.5 million during the year ended February 1, 2014. As of February 1, 2014, you held $62.5 million of short-term investments, all in Hong Kong. We also note you have classified these investments as held-to-maturity. Please provide the following:

        •   additional information about the types of securities and the maturity dates;

- clarify whether you sold or redeemed the investments purchased in fiscal year 2012 and if not, explain how these investments qualify to be classified as short-term; and

- confirm you will present any purchase and sale/redemption of short-term investments on a gross basis in your statement of cash flows in accordance with ASC 230-10-45-26 in future filings.

2.   Please quantify and explain how you record the foreign translation adjustment related to these short-term investments. Please clarify whether these funds are available for general corporate use as your investments in foreign subsidiaries are considered permanently reinvested. Please expand your accounting policy to disclose your accounting of the foreign translation adjustment on these short-term investments and provide draft disclosure to be included in future filings.

Note 11. Income Taxes, page 68

3.   We note that your reconciliation between the actual and expected income tax includes a significant line item for foreign tax rate differentials. In order to provide investors with greater insight into this item that affects your income taxes, please expand your disclosure in future filings. For example, discuss how the tax rate differential is determined and identify the significant components of these items. Also, discuss what countries contribute to this tax rate differential and whether there are any known uncertainties or trends in the lower tax jurisdictions that could affect your income taxes in future periods. Refer to Item 303(a) of Regulation S-K. Provide us with a sample of your proposed revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining